Skadden, Arps, Slate, Meagher & Flom llp

One Manhattan West

New York, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com September 2, 2025

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Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	David Lin
Irene Paik
Kate Tillan
Robert Telewicz

Re:	Gemini Space Station, Inc. Registration Statement on Form S-1 Filed August 15, 2025 Amendment No. 1 to Form S-1 Filed August 21, 2025 File No. 333-289665

On behalf of our client, Gemini Space Station, Inc., a Nevada corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 28, 2025 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 filed with the Commission on August 15, 2025 and the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on August 21, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments and to reflect insertion of the price range and certain other changes.

Securities and Exchange Commission

September 2, 2025

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Form S-1 filed August 15, 2025 and Form S-1/A filed August 21, 2025
General

1.              We note that you have added a gatefold, which discloses that you have 1.5 million lifetime transacting users. Where appropriate in the prospectus, please briefly discuss how you measure lifetime transacting users.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 100-101 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors
Our amended and restated articles of incorporation will provide that the Eighth Judicial District Court of Clark County, Nevada..., page 80

2.              You disclose that your amended and restated articles of incorporation will provide that, unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America sitting in Clark County, Nevada will be the exclusive forum for the resolution of any cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. Please direct us to the portion of your amended and restated articles of incorporation that contains this provision.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 80-81 and 186 of the Amended Registration Statement in response to the Staff’s comment to clarify that its amended and restated articles of incorporation will provide that, unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of the State of Nevada sitting in Clark County, Nevada will be the sole and exclusive forum for any actions, suits or proceedings, whether civil, administrative or investigative, but such exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Use of Proceeds, page 89

3.              We note your disclosure that you may “use the net proceeds to repay all or a portion of [y]our third-party indebtedness, including indebtedness outstanding under the Galaxy Lending Agreement and the Master Repurchase Agreement with NYDIG Funding LLC.” To the extent a material part of the proceeds will be used to discharge indebtedness, please disclose the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not have a current specific plan for the proceeds and has not yet determined the kind or amount of the specific indebtedness to be repaid, if any. Whether the Company will use the proceeds to repay third-party indebtedness will depend on, among other things, the Company’s results of operations, financial condition, and the amount of expenditures incurred in connection with its operations and other business activities. The Company has revised its disclosure on pages 10-11 and 90 of the Amended Registration Statement in response to the Staff’s comment to remove references to the Galaxy Lending Agreement and the Master Repurchase Agreement with NYDIG Funding LLC.

Securities and Exchange Commission

September 2, 2025

Capitalization, page 91

4.              Please reconcile for us the amounts shown for indebtedness to your condensed consolidated balance sheet as of June 30, 2025 on page F-65, and how you determined the total amount of capitalization given the amounts shown for liabilities in the table. In this regard, it appears your table excludes the current portion of related party loans in the amount of $618,461. Please advise or revise.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that capitalization was calculated correctly; however total indebtedness did not reconcile as the current portion of the related party loans had been inadvertently excluded. The Company has revised its disclosures to include the omitted loan on page 92 of the Amended Registration Statement in response to the Staff’s comment.

Dilution, page 92

5.              Please present the impact of the offering and the Vested IPO Grants separately, or tell us why these two events should be combined.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the share count bullets on pages 12-13 to reflect the aggregate number of grants that will be made in connection with this offering. Of these grants, only 806,313 RSUs will vest and settle in connection with the closing of this offering, based on the midpoint of the price range set forth on the cover page of the prospectus. The Company does not believe these vested grants are material to the overall capitalization of the Company upon the closing of the offering (i.e. they represent only 0.69% of issued and outstanding shares, assuming the underwriters do not exercise their option to purchase additional shares) and has removed the concept of Vested IPO Grants from its disclosure. All grants to be made in connection with the closing of the offering are described in the revised disclosure on pages 164-174.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates
Stock-Based Compensation, page 120

6.              Once you have an estimated offering price or range, please tell us the reasons for any differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the letter it confidentially submitted to the Staff on September 1, 2025, which was accompanied by the Company’s request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

Business
Other Ongoing Litigation, page 146

7.              Please disclose the name of the court or agency in which the matter entitled National Association of Consumer Advocates v. Gemini Trust Company, LLC is pending and the date instituted. See Item 103 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 151 of the Amended Registration Statement in response to the Staff’s comment.

Description of Capital Stock
Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, page 179

8.              We note that Article XIII of the form of Amended and Restated Articles of Incorporation states that “[t]o the fullest extent not inconsistent with any applicable U.S. federal laws, any and all 'internal actions' (as defined in NRS 78.046) must be tried in a court of competent jurisdiction before the presiding judge as the trier of fact and not before a jury.” Please include a description of this provision in your prospectus and clearly state, if true, that the provision does not apply to claims under the Securities Act and the Exchange Act. Also disclose the risks of the provision and other impacts on shareholders as well as any uncertainty about enforceability.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 80-81 and 186-187 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

September 2, 2025

Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2025 and 2024
Note 13. Related Party Loans and Convertible Notes
Term loan, page F-89

9.              Please expand your disclosure to state, if true, that your term loans are accounted for at fair value. In your revised disclosure, clarify the features of the loan that result in fair value accounting and the authoritative literature that supports your accounting conclusions.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-89 and F-90 of the Amended Registration Statement in response to the Staff’s comment to clarify the features of the term loans that result in fair value accounting and the authoritative literature that supports its accounting conclusion.

Exhibits
Exhibit 5.1, page II-4

10.            Please file a revised legal opinion that separately opines on the shares of Class A common stock subject to the over-allotment option that may be sold by the selling stockholders. In this regard, please note that the opinion should state that the shares are validly issued, fully paid and non-assessable. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

The Company respectfully acknowledges the Staff’s comment and has filed a revised Exhibit 5.1 opinion with the Amended Registration Statement that separately opines on the shares of Class A common stock subject to the over-allotment option that may be sold by the selling stockholders.

11.            In romanette (v) in the fourth paragraph of the opinion, we note that counsel has assumed that "upon each issuance of Shares, the total number of shares of Class A Common Stock issued and outstanding, together with the total number of shares of Class A Common Stock reserved for issuance or obligated to be issued by the Company pursuant to any plan, agreement or arrangement, or otherwise, will not exceed the total number of shares of Class A Common Stock then authorized under the Company's articles of incorporation." Please obtain and file a revised opinion that does not include this assumption, or tell us why this assumption is necessary and appropriate.

The Company respectfully acknowledges the Staff’s comment and has filed a revised Exhibit 5.1 opinion with the Amended Registration Statement that does not include the assumption set forth in romanette (v) in the fourth paragraph of the prior Exhibit 5.1 opinion.

* * * * *

Securities and Exchange Commission

September 2, 2025

  Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Tyler Winklevoss, Chief Executive Officer, Gemini Space Station, Inc.
Cameron Winklevoss, President, Gemini Space Station, Inc.
Dan Chen, Chief Financial Officer, Gemini Space Station, Inc.
Marshall Beard, Chief Operating Officer, Gemini Space Station, Inc.
Tyler Meade, Chief Legal Officer, Gemini Space Station, Inc.
David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
Joseph Hall, Davis Polk & Wardwell LLP
Daniel P. Gibbons, Davis Polk & Wardwell LLP